                                                               Exhibit (a)(4)(i)


                 MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP

                    SUPPLEMENTAL QUESTION AND ANSWER SHEET

(1) HOW WOULD ACCEPTING THE OFFER AFFECT ME FROM A TAX PERSPECTIVE IN 1997?

  We strongly suggest that Unitholders considering tendering their Units consult their tax advisors with specific reference to their own tax situations.

  Assuming that you are an individual U.S. taxpayer, that you purchased a single Unit in the original offering, and that there is no proration of tendered Units, if you tender your Unit you will realize estimated total taxable income of $148,400. An estimated $143,300 would be characterized as capital gain and the remaining $5,100 would be characterized as ordinary income. Assuming a capital gain tax rate of 28% and that you are paying taxes at the highest marginal individual federal income tax rate of 39.6% on ordinary income, you would have an estimated total federal income tax liability of $42,144 for 1997 on your 1997 Unit sale. If the closing date occurs on or prior to January 31, 1997, you would not have any income from operations for 1997 allocated to you.

  Your cash tax liability could be less if you have unused passive activity loss carryforwards from this Partnership or from other passive investments. If your investment in the Partnership is and has been your only investment in a passive activity the General Partner projects that you would have a passive activity loss carryforward of $39,500, assuming that you have properly accounted for your passive activity investment over the years.

  The income that you recognize from a sale of your Unit will be income from a passive activity. You are able to deduct passive activity loss carryforwards from prior years from your income for the current year to the extent of your net passive activity income for the year. Thus, if your net passive activity income equals or exceeds your net passive activity loss carryforward from prior years, the full amount of the carryforward losses may be deducted. The passive activity loss rules govern the timing of passive activity loss utilization; however, the character of the losses is unaffected by the passive activity loss rules. Accordingly, any passive activity loss carryforwards that you have from this Partnership will be ordinary in character, even though a substantial portion of the passive activity income permitting these loss carryforwards to be used is capital gain.

  If more than 450 Units are tendered and you tender your Unit, the Purchaser will purchase a pro rata portion of your Unit. In this case, the basis of your Unit would also need to be prorated between the portion of your Unit which is sold and the portion which you retain. For example, if 600 Units are tendered the Purchaser will purchase 75% of your Unit and you will retain the fraction of the Unit (25%) not accepted for purchase as a result of the proration. Your taxable income in this case would be 75% of the amount above.

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  The computation of your 1997 federal tax liability relating to the sale of a
Unit that is tendered under two different scenarios is illustrated below:

                                                      450 UNITS     600 UNITS
                                                     ARE TENDERED  ARE TENDERED
                                                    (NO PRORATION) (PRORATION)
                                                    -------------- ------------
Amount Realized
  Cash received...................................     $ 80,000      $ 60,000
  Relief of nonrecourse debt......................      184,300       138,225
                                                       --------      --------
Total Amount Realized.............................     $264,300      $198,225
                                                       ========      ========
Less: Adjusted Basis in Partnership Unit
  Estimated Capital account at 12/31/96...........     $(79,100)     $(59,325)
  Share of nonrecourse debt.......................      184,300       138,225
  Syndication costs...............................       10,700         8,025
                                                       --------      --------
Net adjusted basis in Partnership Unit............     $115,900      $ 86,925
                                                       ========      ========
  Capital gain on sale............................      143,300       107,475
  Ordinary gain on sale...........................        5,100         3,825
                                                       --------      --------
Total gain on sale................................     $148,400      $111,300
                                                       ========      ========
Tax on estimated capital gain (28%)...............     $ 40,124      $ 30,093
Tax on estimated ordinary income from sale of Unit
 (39.6%)..........................................        2,020         1,515
                                                       --------      --------
Total estimated federal tax liability.............     $ 42,144      $ 31,608
                                                       ========      ========
Cash net of taxes paid
  Cash purchase price.............................     $ 80,000      $ 60,000
  Estimated tax liability.........................       42,144        31,608
                                                       --------      --------
  Net cash........................................     $ 37,856      $ 28,392
                                                       ========      ========

  If your Unit is prorated as a result of more than 450 Units being validly tendered, you will continue to own the prorated portion of the unit which is not purchased by the Purchaser. Accordingly, you will continue to receive cash distributions, and taxable income and loss allocations for this portion of the Unit. Your adjusted basis in your prorated Unit in this example would equal the remaining portion of the adjusted tax basis of the Unit as shown above (including the allocable portion of the debt for your prorated Unit at that time), plus the amount of any taxable income allocated to your prorated Unit after consummation of the Offer, less the amount of any cash distributions or losses allocated to your prorated Unit after consummation of the Offer.

(2) WHAT OTHER FACTORS MAY IMPACT THE TAX CONSEQUENCES OF THIS INVESTMENT IF I RETAIN MY UNIT?

  The future tax consequence of retaining your Unit will be impacted by several factors, including the operations of the Hotels, the need for further capital improvements, the terms of the mortgage debt obtained as a result of the required refinancings and future tax legislation. One point that you should be aware of is that the Partnership has benefited from a tax perspective because the original Hotel improvements have been depreciated based on a 15 year useful life. These depreciation deductions have reduced the taxable income allocated to each Unit by approximately $9,000 per year. Since this depreciation benefit will expire after the year 1999 for the Harbor Beach Hotel, and after the year 2000 for the Orlando Hotel, investors should anticipate commensurate increases in taxable income, with no corresponding increase in cash distributions, ignoring the impact of the other factors.

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